

August 7, 2015

<u>VIA E-MAIL</u>
Ms. Tammy J. Tipton
Chief Financial Officer and Treasurer
CNL Lifestyle Properties, Inc.
450 South Orange Avenue
Orlando, Florida 32801

      Re: **CNL Lifestyle Properties, Inc.**
             Form 10-K for the year ended December 31, 2014
             Filed on March 31, 2015
             File No. 000-51288

Dear Ms. Tammy J. Tipton:

     We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

                                Sincerely,

                                /s/ Daniel L. Gordon

                                Daniel L. Gordon
                                Senior Assistant Chief Accountant